

Geiszel Godoy · 3rd

Chief Financial Officer at Black Sands Entertainment

New York, New York, United States · 149 connections ·

Contact info

 **Black Sands Enterta**

 **Fashion Institute of Technology**

Experience



Chief Financial Officer

Black Sands Entertainment

Nov 2016 – Present · 4 yrs 1 mo

Greater New York City Area

• CFO and Co-Publisher of Black Sands Entertainment.
• Award winning author of Mori's Family Adventures, Brazilian Cultural Exchange, and World Traveling
Coloring Book
• Manage and help produce eight books such as the epic graphic novel series Black Sands The Seven
Kingdoms, Son's of Nibiru, Cosmic Girls
• Over four hundred five star reviews on social media such as Facebook on how my l ...see mor

Freelance Assistant Technical Designer- Intimate Apparel

Calvin Klein

Feb 2014 – May 2015 · 1 yr 4 mos

Greater New York City Area

-Create and develop technical packages for intimate apparel using PLM software
-Update specifications and grading using PLM sof
-Communicate daily with overseas factories

Measure, evaluate, and review construction of

Freelance Assistant Technical Designer
Calvin Klein
Feb 2013 – Jul 2013 · 6 mos
Calvin Klein Intimate Apparel

-Created and developed technical packages for in
-Reviewed and checked fit approved patterns aga
approve patterns for accuracy
-Measured, fitted, evaluated, reviewed constructic

Technical Designer
Junior Sports Wear Company
Oct 2012 – Feb 2013 · 5 mos
Ali & Kris

-Created and developed technical packages
-Evaluated samples for fit
-Prepared fit samples for weekly fittings on live m
-Gave direction on fit and construction issues



Technical Design Intern
Disguise
Jan 2012 – Apr 2012 · 4 mos
Poway, CA

-Developed technical packages for garments and
-Created patterns by using computer software.
-Performed fitting procedures for sample garmen

Show 1 more experience ⌄

Education



Fashion Institute of Technology
Fashion Business Managemenet
2016 – 2017
Activities and Societies: SELF

I have specialize education and training in Fashion Merchandising.

The Art Institute of San Diego
Bachelor of Arts (BA), Fashion/Apparel Design
2009 – 2012
Activities and Societies: Fashion Connection Club

Fashion Design



Faulkner University

Master of Science (M.S.), Management

2000 – 2004

Human Resources

Skills & endorsements

Fashion Design · 18

 Endorsed by **Karlene Keller, who is highly skilled at this**

Apparel · 17

Endorsed by **Roman Santiago REYES and 1 other who is highly skilled at this**

Technical Design · 13

Endorsed by **Roman Santiago REYES, who is highly skilled at this**

Show more



